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Overview   Disclosures   Comments **19**   Upda

Cinco TacoBar
San Leandro, CA

- **Next generation taco bar** in the East Bay, with **hand-pressed tortillas** and **"make your own" margarita** bar
- **Opening 2nd location** with projected first-year revenue of **over $2 million**
- Strategic partnerships with retail giant **Kimco Realty** and celebrity restauranteurs **Octavio Guzman and Alfonso Guzman**
- This investment is secured by a **blanket lien on all assets of both locations**

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Investment Details

1.70x
Investment Multiple **?**

$197,500

Invested of $150,000 minimum ?

$100
Minimum investment

145
Investors

Bonus rewards available

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13 days remaining

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Company Description



TacoB
IMAGINE IF YOUR LOCAL TAQUERIA HAD A SOPHISTICATED YOUNGER SISTER. ONE WHO WOULD NEVER COMPROMISE QUALITY OVER QUANTITY. WHO THOUGHT SUSTAINABILITY WAS SEXY. WHO ONLY SOURCED LOCAL FARM FRESH PRODUCE, HUMANELY RAISED MEATS, POULTRY AND NON-GMO INGREDIENTS FOR EVERY DISH (BECAUSE IT'S THE RIGHT THING TO DO). ALTHOUGH SHE IS IN TUNE WITH CURRENT TASTES, HER SOUL IS OLD WITH DEEP ROOTS THAT CONNECT HER MEXICAN CULTURE TO TODAY'S WORLD.
#nofakeanything

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Taco enthusiasts, rejoice! The Cinco TacoBar team ("Cinco") puts more than just a fresh spin on the traditional Mexican taqueria. Cinco prides itself on its delivery of old-world recipes packed with distinctive spices and quality ingredients in a vibrant, inviting and meticulously clean dining experience.



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Cinco serves its customers a customizable burrito, taco, or bowl that's served with uniquely authentic Mexican spices and produce, all on **hand pressed tortillas, made to order!** Its passionate team is focused on streamlining the experience and ordering process without cutting corners on an incredibly tasty and nutritious meal.

The menu also includes a select number of specialty dishes and sides, balanced with an assortment of mouthwatering **Michoacán-inspired sangrias** and beverages.

The first Cinco TacoBar location (Vive! Restaurant Group, LLC or "**Cinco 1**") opened in San Leandro in September 2016. Within 3 months of operations, Cinco 1 has already generated positive cash flow and is poised for over $1 million of revenue.

The second location (Vive! Restaurant Group Livermore, LLC or "**Cinco 2**") will benefit from the positive momentum and seating and parking areas over twice the size of the original space. An improved menu will include additional alcoholic beverage options, specifically an innovative MargaritaBar (make your own margarita) concept that's newly added for Cinco 2's larger footprint.

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Cinco TacoBar was founded by William Bonhorst and Silvano Hernandez. With a combined 25 years of entrepreneurial experience in the food service and hospitality industry between them, they bring a focus on operations and business savvy that is on pace to drive profitability in the business within its first year.

The team is also supported with strategic partnerships that lend a hyper-local advantage in the SF Bay Area that is markedly unique to Cinco TacoBar.

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Learn more: (http://www.cincotacobar.com/) (https://www.facebook.com/cincotacobar) (https://www.instagram.com/cincotacobar)

Offering Summary

Issuer   **INVEST NOW**

Vive! Restaurant Group Livermore, LLC (also known as **"Cinco 2"**)

Entity Type
Limited liability company

Principal Office
3415 Otter Ct.
Hayward, CA 94542

Securities
Revenue Sharing Notes

Offering Amount
Minimum of $150,000 to maximum $200,000

Ownership % Represented by Securities
0%. Investors will not receive any equity interests in the Issuer or any voting or management
rights with respect to the Issuer as a result of an investment in Securities.

Click here
(https://www.sec.gov/Archives/edgar/data/1694917/000168570617000001/0001685706-
17-000001-index.htm) to view the Issuer's SEC Form C filing.

Use of Proceeds

100% of the proceeds will be used for a full renovation and build out of the interior space
(including a new bar and electrical work), a redesign of the exterior facade and working
capital.

Capital raised in excess of the minimum will be used for additional working capital for the first
year of operations.



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Key Terms

Minimum Investment

$100

Revenue Sharing Percentage

9.5% of monthly gross revenue of Cinco 2

Investment Multiple

1.7x

Investors will each receive in the aggregate 1.7x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.

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Startup Period

Period from the closing through 2nd full month after the closing.

Payments

During the Startup Period, the Issuer will not make any payments. After the Startup Period, the Issuer will make monthly payments based on the relevant revenue sharing percentage.

Maturity

If the investors have not been paid in full within 48 months, the Issuer is required to promptly pay the entire outstanding balance to the investors.

Security Interest

The Issuer and Cinco 1 will grant a security interest in all of their assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.

Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ⬍	1.70x	48 months	$170

This investment has a startup period during which no payments will be made. The first payment is not due until after the **second (2nd)** full month following closing.

Revenue Sharing Summary*

Beginning after the 2nd full month following the closing, the Issuer will share 9.5% of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X
$100,000

Revenue sharing percentage   **INVEST NOW**
9.5%

Total payment for month X
$9,500

Assuming that the total amount raised through this offering is $250,000, and Investor A invested $2,500, Investor A is entitled to receive 1.0% of the $9,500 shared with investors for month X. Therefore, **Investor A is paid $95 for month X**.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. ... Read More

Bonus Rewards

EARLY BIRD REWARD
First 50 investors who invest $500 or more will receive an additional $25 gift certificate to Cinco TacoBar

Invest $100 or more
- **One free entree** (make your own burrito, taco, or bowl)

Invest $500 or more
- **Two free entrees** (make your own burrito, taco, or bowl)
- **Investor Black Card**: First Friday of each month, first drink is on us! (**until Dec 2018**)

Invest $1,000 or more

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- **Two free entrees** (make your own burrito, taco, or bowl)
- **Investor Black Card**: First Friday of each month, first drink is on us (**forever**!)
- **Invitation for 2** to annual investor parties (insider updates + tacos and drinks!)

Invest $2,500 or more

- **Two free entrees** (make your own burrito, taco, or bowl)
- **Investor Black Card**: First Friday of each month, first drink is on us (**forever**!)
- **Invitation for 2** to annual investor parties (insider updates + tacos and drinks!)
- **2 VIP tickets** to La Penca Azul's 2017 Bay Area Tequila/Mezcal Expo

Invest $5,000 or more

- **Four free entrees** (make your own burrito, taco, or bowl)
- **Investor Black Card**: First Friday of each month, first drink is on us (**forever**!)
- **Invitation for 6** to annual investor parties (insider updates + tacos and drinks!)
- **4 VIP tickets** to La Penca Azul's 2017 Bay Area Tequila/Mezcal Expo



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Business Model

Cinco 2 will be open seven days a week, serving a unique menu of Mexican cuisine for both lunch and dinner.

Cinco's build-your-own and customized menu is streamlined for speed and efficiency. The restaurant also offers a unique selection of additional dinner plates and sides, as well as authentic and regionally-inspired beverages such as horchatas, sangrias, and agua frescas.


MEATS
Carne Asada
Pollo Asado
Carnitas
Al Pastor
Salpicón
(beef brisket)
Vegetarian
TACO 2.95
HAND ROLLED NATURAL-TORTILLA MADE TO ORDER. FULLY LOADED YOUR WAY
BURRITO 8.95
13 INCH PAR BAKED TORTILLA, YOUR CHOICE OF OPTIONS. MADE IN FRONT OF YOU
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BOWL 8.95
RICE, BEANS, AND WHATEVER YOUR HEART DESIRES
QUESADILLA 7.45
CRISPY FLOUR TORTILLA, FEATHER SHREDDED MONTERY JACK CHEESE AND YOUR CHOICE OF MEAT
DUTCH CRUNCH TORTA 8.95
YOUR CHOICE OF MEAT, MAYO, BEANS, CHEESE, LETTUCE, ONION, TOMATO, CILANTRO, SALSA VERDE, AND SOUR CREAM
Add Guac 2.25
Extra Meat 3.00
Chips and Salsa 0.00, Free, Nada ☺
•Our tortillas are hand pressed and made fresh daily
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EXTENDED MENU
Drinks
Agua Fresca
2.75
Mexican Bottles
3.00
Canned Soda
1.75
Sides
Rice 2.95
Beans 2.95
Guac 2.25
Thick Cut Fries
3.75
Mango Pico De Gallo
1.95
Chips and Salsa
2.25
Antojos
Papa Loca
1 LB Thick Cut Fries, Meat, Sour cream, Guac, Cheese
9.75
Taco De Pescado
Swai Fish Fillet, Chipotle Cabbage
3.85
Tortilla-Less Taco
Meat, Romaine Lettuce Mango Pico de Gallo,
3.55
Churros de Cajeta
Fresh Fried Churros, Cinnamon and Chocolate Sauce
3.95
Dinner Plates
Carne Asada Plate
Sirloin Steak, Rice, Beans Grilled Veggies, Tortillas
13.95
Enchiladas
Three Enchiladas, Rice Beans, Cheese
12.35
Sopa Tapatia
Spicy Chicken Soup, Tortilla Chips, Queso Fresco, Vegetables
8.95
Cinco
TacoBar
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The team anticipates that Cinco 2 will earn 40% gross margins on protein rich food and 45% to 80% on non-protein products and drinks offered by the business.

With its first strategic location, the team has been able to build excitement in the concept and establish a foundation on which to expand. Cinco 1 has exceeded the team’s initial forecasts. With only 800 sqft, the restaurant has been able to produce an impressive $95,000 in monthly revenue without alcohol sales. Cinco 2 will be twice as large and supports a surrounding neighborhood with a higher average household income.

Additionally, Cinco 2 is adding a new "Make your own Margarita" bar to provide a fun, new option for its customers while also supporting its revenue efficiency.

Fun efficiency fact (monthly revenue per square foot):

- Habit Burger: $58.33
- Chipotle: $80.25
- Shake Shack: $94.75
- **Cinco TacoBar:** $99.83

The Cinco TacoBar team forecasts over $2.5 million in average annual revenue for Cinco 2.



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Location Analysis

Cinco TacoBar will be operating two separate locations in the San Francisco "East Bay" region.

Cinco 1 (Vive! Restaurant Group, LLC) first opened its doors in September 2016 at 15100 Hesperian Blvd, San Leandro, CA 94578. Sales have been robust since launch, with initial monthly revenue nearing $100,000. Its small footprint (800 sqft) makes the large revenue figures even more impressive.

Cinco 2 (Vive! Restaurant Group Livermore, LLC) is also located in a Kimco Realty property, continuing the business's relationship with the large commercial real estate partner. It is located at the corner of First St. & Las Positas Rd in Livermore, CA. This property is a 104,465 square foot commercial retail center located off of Highway 580. The center, located in an affluent residential community of the Bay Area, includes nationally recognized anchors and a strong tenant mix. Tenants include Target, TJ Maxx, Big 5 Sporting Goods, and FedEx Office. A Shell gas station is also directly adjacent to the space, providing additional traffic.

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The larger footprint (over 2,000 sqft) in Cinco 2 allows for plentiful seating and a full margarita bar to support larger revenue goals. Also, the unit is positioned in a corner location where a previous Taco Bell had operated for many years. The prior tenant vacated because of the lack of a drive thru, leaving behind a great space and a kitchen and infrastructure that's perfect for Cinco TacoBar's operations.

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Leadership



Silvano Hernandez, *Co-founder*

Silvano has fifteen years of experience in the food and restaurant industry. He has spent nearly his entire career helping to build and grow the La Penca and La Piñata brands in the Bay Area, and he's taken on almost every front-of-house and back-of-house role. He got an early start bussing and waiting tables, bartending, working the kitchen as an aid and prep and chef, and eventually began managing one of the Bay Area's busiest restaurants with 72 employees and annual sales of $4.8 million. His expanded role as Marketing Director also helped develop a new area of expertise and continue supporting La Piñata's growth.

Silvano prides himself on the route he's taken, giving him a unique set of skills to succeed in an ownership role. His innate curiosity and energetic personality drive him, both as an entrepreneur and proud father. Silvano is a self-proclaimed tequila and mezcal connoisseur, a "taco snob," and a certified mixologist.



William Bonhorst, *Co-founder*

Before launching Cinco TacoBar, William built a career in hospitality and service companies. His experience ranged from heading up HR for a startup in mobile app development to handling a portfolio of services for a Fortune 500 corporation. William has managed organizations of various sizes, allowing him to a develop an aptitude for creating and managing processes with people, operations, and analytics. This has translated directly into Cinco TacoBar's strong operational efficiency and relentless focus on the bottom-line.

William's educational background includes a BA from California State University Los Angeles and an MBA and SCPM from Stanford University.



Octavio Guzman & Alfonso Guzman, *Mentors*

Octavio and Alfonso are the brothers and co-owners of La Penca Azul and La Piñata brands. These restaurateurs have generations of industry knowledge, and they have expanded their scale to 10+ locations over the past thirty years.

Octavio Guzman has helped Cinco TacoBar construct a scalable menu that is both delicious and highly efficient. He's also a celebrity chef for the Golden State Warriors.

History

 **September 2016**

Cinco 1 opened in San Leandro, CA

 **January 2017**

NextSeed campaign launched

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